SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                       TRAVEL SERVICES INTERNATIONAL, INC.
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             (Exact name of registrant as specified in its charter)


                 FLORIDA                              52-2030324
     --------------------------------         ---------------------------
        (State of incorporation)                   (I.R.S. Employer
            or organization)                     Identification No.)


                             220 CONGRESS PARK DRIVE
                           DELRAY BEACH, FLORIDA 33445
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                    (Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                  NAME OF EACH EXCHANGE
           TITLE OF EACH CLASS                     ON WHICH EACH CLASS
           TO BE SO REGISTERED                     IS TO BE REGISTERED
          ---------------------                   ----------------------

                  NONE                                     NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                 PURCHASE RIGHTS
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                                (Title of class)

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ITEM 1.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        On January 28, 1999, the Board of Directors of Travel Services International, Inc., a Florida corporation (the "Company"), adopted the Company's Share Purchase Rights Plan (the "Rights Plan") and declared a dividend distribution of one (1) right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on January 28, 1999. Each Right entitles the registered holder to purchase from the Company one (1) share of Common Stock (or in certain circumstances, cash, property or other securities) at a price of $175.00 per share (the "Purchase Price"), subject to adjustment. The purpose of this Registration Statement is to register the Rights.

        RIGHT TO PURCHASE COMPANY STOCK ("FLIP-IN")

        In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. Issuances (and consequent beneficial ownership) of Common Stock (at or in excess of such 15% threshold) by the Company in connection with certain acquisition transactions effected by the Company and approved by the Board of Directors are excepted from this provision.

        RIGHT TO PURCHASE ACQUIRING PERSON STOCK ("FLIP-OVER")

        If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        DISTRIBUTION DATE

        The Distribution Date is the earlier of:

        (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock; or

        (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in

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the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.

        TRANSFER AND DETACHMENT

        Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificate(s) outstanding as of the Record Date, by such Common Stock certificate(s). Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock, no separate rights certificates will be issued and transfer of Common Stock certificates will also constitute transfer of the Rights.

        As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.

        EXERCISABILITY

        The Rights are not exercisable until the Distribution Date. The Rights will expire on January 28, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, on the terms and conditions set forth in the Rights Plan (as described below).

        ADJUSTMENTS

        The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Common Stock. The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1.0% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

        EXCHANGE

        At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by any such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights

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

owned by the Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

        REDEMPTION

        At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $.001 per Right (the "Redemption Price"). If, however, such redemption is authorized on or after the date of a change (resulting from a proxy contest or consent solicitation) in a majority of the directors in office, then such redemption must be approved by a majority of Independent Directors (as defined in the Rights Plan), if any, and by a majority of the full board of directors. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        AMENDMENTS

        The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the "15%" thresholds described above to not less than the greater of
(i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

        INTERPRETATION; BOARD APPROVALS

        The Board of Directors of the Company has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to the Board or to the Company, or as are advisable in the administration of the Rights Plan, including the power to (i) interpret the provisions of the Rights Plan and
(ii) make all determinations appropriate for the administration of the Rights Plan (including a determination to redeem or not redeem the Rights, to exchange the Rights or to amend the Rights Plan). All such interpretations and determinations in good faith are final and binding on the parties (including the Rights holders) and do not subject the Board (or the directors) to any liability to the holders of Rights. In the event a vote, approval or determination of the Board of Directors (including a determination to redeem or not redeem the Rights, to exchange the Rights or to amend or supplement the Rights Plan) occurs at any time after either a Person becomes an Acquiring Person or a change (resulting from a proxy contest or consent solicitation) in a majority of the directors in office, then such vote, approval or determination must be approved by a majority of Independent Directors (as defined in the Rights Plan), if any, and by a majority of the full board of directors.

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

        RIGHTS AND HOLDERS

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        FURTHER INFORMATION

        A copy of the Rights Agreement (the "Rights Agreement") setting forth the Rights Plan has been filed with the Securities and Exchange Commission as
Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 1, 1999 and is also incorporated herein as an Exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.        EXHIBITS.

        4.1 Rights Agreement, dated as of January 28, 1999, between the Registrant and American Stock Transfer & Trust Company(1).


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(1)     Incorporated by reference from Exhibit 4.1 to the Registrant's Current
        Report on Form 8-K, filed on February 1, 1999.

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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

February 2, 1999                  TRAVEL SERVICES INTERNATIONAL, INC.




                                   By: /s/ Jill M. Vales
                                       ----------------------------------------
                                       Jill M. Vales, Senior Vice President and
                                       Chief Financial Officer

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